UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of May 2021

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Sierra Wireless Extends 5G Leadership in Mobile Broadband with Next Generation 5G Modules

New EM92 Series powers next generation 5G devices, enabling new IoT applications and digital transformation across industries, worldwide

VANCOUVER, British Columbia--(BUSINESS WIRE)--May 18, 2021--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), a world leading IoT solutions provider, today announced its next generation of 5G mobile broadband embedded modules, the EM92 Series. These new 5G modules feature 3GPP Release 16 standard capabilities and provide secure connectivity worldwide at the highest possible speeds and with low latency for mobile computing, routers, gateways, industrial automation, and new IoT applications.

Adding to Sierra Wireless’ existing portfolio of EM Series modules, the new and advanced 5G EM92 Series is based on the latest Qualcomm® Snapdragon™ X65 and X62 5G Modem-RF Systems. With their faster speed, positioning technology for a wide range of indoor and outdoor use case requirements, and enhanced 5G NR Sub-6 carrier aggregation, the EM92 Series of modules enable next generation IoT applications such as live media streaming, video security, extended reality (XR), robotics and private networks.

“Qualcomm Technologies, Inc. and Sierra Wireless have a long history of collaboration in delivering new, cutting edge wireless technologies,” said Gautam Sheoran, Senior Director, Product Management, Qualcomm Technologies, Inc. “Combined, Qualcomm Technologies’ modem-to-antenna solution and the new EM92 Series modules from Sierra Wireless enable customers to make the most of 5G’s capacity, data speeds, wider coverage, and lower latency, enabling the expansion of the mobile ecosystem to new industries such as precision agriculture, smart manufacturing, connected healthcare and smart cities, and transforming the IoT industry by enabling next-generation computing and edge-to-cloud applications.”

Sierra Wireless’ EM91 Series - which includes both the EM9190 and EM9191 5G New Radio (NR) embedded modules - are certified to operate in the United States with the top 3 major U.S. carriers, enabling customers to commercially deploy networking devices, computing devices and other connected products on these operators’ high speed and low latency 5G networks.

“As the leader in embedded modules, this next generation of 5G modules from Sierra Wireless with their unprecedented performance, further demonstrate our 5G leadership and continued commitment to our customers,” says Jim Ryan, SVP Partnerships, Marketing & IoT Solutions, Sierra Wireless. “As carriers invest in new spectrum for next generation 5G, Sierra Wireless continues to support and pave the way with our advanced 5G technology, global presence and decades of IoT experience, enabling new and innovative IoT applications for industry digital transformation.”

The EM92 Series of 5G modules aims to make 5G more affordable, while building on the success of the company’s EM91 Series which includes both the EM9190 5G mmWave/Sub-6/LTE New Radio (NR) and EM9191 5G Sub-6/LTE NR standards-based M.2 modules. Both modules in Sierra Wireless’ embedded broadband portfolio deliver unprecedented bandwidth and network performance and have been designed to securely connect to 5G networks around the world. They enable OEMs, system integrators and other companies to easily integrate 5G connectivity into their products, and make the most of 5G’s high speeds and ultra-low latency while shortening time-to-market, futureproofing designs, and ensuring the security of their deployment.

Both modules include an embedded SIM (eSIM) based on GSMA’s embedded SIM specification, eUICC. This eSIM enables customers to simplify their initial deployments on one carrier’s profile, and easily switch between networks without having to physically visit the device in the field for added IoT product deployment, and flexibility.

For further information on designing for 5G, Sierra Wireless is hosting an upcoming webinar on May 26 together with Qualcomm Technologies. To register for the webinar, visit https://www.sierrawireless.com/register/5g-design-preparation/.

Availability

The EM9190 and EM9191 modules are currently available globally from Sierra Wireless’ global network of partners. Integration samples of the EM92 Series are expected to be available at the end of 2021.

Resources

  Webinar: 5G for IoT - Designing Today and Preparing for Tomorrow
  White Paper: 5G for Enhanced Mobile Broadband is Here
  White Paper: Considering 5G for your next product?
  White Paper: Designing with 5G NR mmWave?

For more information, visit:

https://www.sierrawireless.com/products-and-solutions/embedded-solutions/5g-iot/

https://www.sierrawireless.com/products-and-solutions/embedded-solutions/networking-modules/

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit: http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, visit: http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is a leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is an integrated solution to help a business securely connect edge devices to the cloud, or a software/API service to help manage processes associated with billions of connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless will work with you to develop the right industry-specific solution for your next IoT endeavor. Sierra Wireless operates a 24/7/365 Global Network Operation Center (GNOC) and R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at https://www.linkedin.com/company/sierra-wireless and on YouTube at https://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Qualcomm and Snapdragon are trademarks or registered trademarks of Qualcomm Incorporated.

Qualcomm Snapdragon is a product of Qualcomm Technologies, Inc. and/or its subsidiaries.

Forward Looking Statements

This press release contains forward-looking statements. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations but involve risks and uncertainties. These statements may relate to, among other things: plans and timing for the introduction or enhancement of our products and services, future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans that are not historical fact. These statements are subject to numerous risks and uncertainties surrounding our business and the markets we operate in, including, but not limited to, changes in technology and market conditions and our ability to implement our strategy and successfully develop, manufacture and supply new products and services. Due to these many risks and uncertainties we cannot assure you that the forward-looking statements contained in this press release will be realized.

Contacts

Louise Matich
Sierra Wireless
Media Relations
phone: +1 236 979 2154
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: May 18, 2021